SELECT∗ANNUITY I

AN INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company
and its
MFS/ReliaStar Variable Account

Supplement Dated May 12, 2015

This supplement amends certain information contained in your product prospectus dated April 30, 1996, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION ABOUT THE COMPANY

Information about the ReliaStar Life Insurance Company in your Contract prospectus is deleted and replaced with the following:

ReliaStar Life Insurance Company ("ReliaStar," "we," "us," "our," and the "company") issues the Contracts described in this prospectus and is responsible for providing the Contract's insurance benefits. All guarantees and benefits provided under the Contract that are not related to the Variable Account are subject to the claims paying ability of the company and our general account. We are a stock life insurance company organized in 1885 and incorporated under the laws of the State of Minnesota. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Prior to March 9, 2015, Voya was an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. On March 9, 2015, ING completed a public secondary offering of Voya common stock (the "March 2015 Offering") and also completed the sale of Voya common stock to Voya pursuant to the terms of a share repurchase agreement (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya common stock. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya together with its subsidiaries, including the company by the end of 2016.

INFORMATION ABOUT THE INVESTMENT FUNDS AVAILABLE THROUGH THE VARIABLE ACCOUNT

The following chart lists the Investment Funds ("Funds") that are available through the MFS/ReliaStar Variable Account, along with each Fund's investment adviser/subadviser and investment objective. More detailed information about these Funds can be found in the current prospectus and Statement of Additional Information for each Fund. If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the Funds will be achieved. Shares of the Funds will rise and fall in value and you could lose money by allocating Contract Value to the Sub-Accounts that invest in the Funds. Shares of the Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Funds are diversified, as defined under the 1940 Act.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Massachusetts Investors Growth Stock Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks capital appreciation.
Massachusetts Investors Trust (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks capital appreciation.
MFS® Corporate Bond Fund (Class A) * **Investment Adviser:** Massachusetts Financial Services Company	Seeks total return with an emphasis on current income, but also considering capital appreciation.
MFS® Growth Fund **Investment Adviser:** Massachusetts Financial Services Company	Seeks capital appreciation.
MFS® High Income Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks total return with an emphasis on high current income, but also considering capital appreciation.
MFS® Research Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks capital appreciation.

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* Prior to May 1, 2015, this Fund was known as the MFS® Bond Fund.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
MFS® Strategic Income Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks total return with an emphasis on high current income, but also considering capital appreciation.
MFS® Total Return Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks total return.

IMPORTANT INFORMATION ABOUT A FUND CLOSED TO NEW INVESTMENT

The Sub-Account that invests in the following Fund has been closed to new investment:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
MFS® U.S. Government Money Market Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks current income consistent with preservation of capital and liquidity.

MORE INFORMATION IS AVAILABLE

More information about the Funds available through your Contract. including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 5050
Minot, ND 58702-5050
1-877-884-5050

If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.